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                               December 30, 2021

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
16, 2021
                                                            CIK No. 0001888525

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated November 24, 2021.

       Draft Registration Statement on Form F-1/A

       Prospectus Summary, page 12

   1. We note your response to prior comment 9 advising that your supplier contracts "were made in the ordinary
course of business and therefore are not required to be filed."
                                                        However, we note that
if your business is "substantially dependent" upon any of these contracts with your top
four suppliers, they are required to be filed even if made in the ordinary course of
business. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Please
                                                        file a copy of these
agreements as exhibits to the registration statement or tell us why this is not required.
 Mingfei Liu
U-BX Technology Ltd.
December 30, 2021
Page 2
2. We note your response to prior comment 6. Your disclosure on page 4 of the prospectus summary and elsewhere suggests that your contractual arrangements with the VIE allow you to "exercise effective control over the VIE." Please clarify that any references to control or benefits that accrue to you because of the VIE in your disclosure refer only to the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the VIE is not an entity in which you own equity.
Risk Factors
The recent joint statement by the SEC and PCAOB..., page 48

3. Update your disclosure to reflect that, pursuant to the Holding Foreign Companies
         Accountable Act ("HFCAA"), the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Here and on your prospectus cover page, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also revise the last paragraph of this risk factor to reflect the Commission's adoption of final amendments to implement the
         HFCAA. Further, given that your independent auditor is located in New York while all of your operations are primarily conducted in the PRC, please tell us whether your U.S.
         based audit firm relies on a Chinese audit firm or the employees of a Chinese firm for portions of your audit.
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Results of Operations, page 71

4. We note your response to prior comment 17. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Alternatively, explain to us in greater detail how you concluded that the number of clicks or impressions and revenue per-click or per impression is not important information necessary to understanding your result of operations and trends.
Liquidity and Capital Resources, page 74

5. We note your revised disclosures in response to prior comment 19. Please revise to provide pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the distribution (but
         only the amount that exceeds current year   s earnings) in addition to
historical EPS.
Principal Shareholders, page 107

6. We note your response to prior comment 21. Please tell us why you have separately
FirstName LastNameMingfei Liu
       listed Columbu Information Consulting L.P. as a 5 percent or greater shareholder, but not
Comapany    NameU-BX
       the other  entities Technology
                           described in Ltd.
                                        the footnotes to your beneficial owner
table through
       which
December    30,Jian
                2021Chen
                      Pageand
                            2 Mingfei Liu hold ownership in your Company.
FirstName LastName
 Mingfei Liu
FirstName LastNameMingfei   Liu
U-BX Technology   Ltd.
Comapany30,
December  NameU-BX
              2021     Technology Ltd.
December
Page 3    30, 2021 Page 3
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

7. We note your revised disclosures in response to prior comment 22. Please explain in greater detail why you control each of these services/goods before they are transferred to your customer. In this regard, please more fully explain why you have the sole ability to monetize your digital promotion services and regular service codes offered as part of your value-added bundled benefit arrangements. Provide us with an analysis of how you considered your use of the services and platforms offered by third parties to obtain traffic
         (e.g. WeChat, Tik -Tok, Kuaishou, etc.). Your analysis should also explain how you control the pre-packaged vehicle maintenance packages you procure for vehicle maintenance services before they are transferred to your customer.
Note 16. Condensed Financial Information of the Parent Company, page F-27

8. Please revise the condensed consolidating schedule for your VIEs in accordance with the guidance provided by the Staff's "Sample Letter to China Based Companies" published on
         December 20, 2021. Refer to comment number 10 of the letter. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page of your prospectus.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      William S. Rosenstadt